SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. - Petrobras and Subsidiaries

Consolidated Financial Statements
March 31, 2009 and 2008
with Review Report of Independent
Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Review report of independent registered public accounting firm

To the Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - Petrobras

We have reviewed the accompanying condensed consolidated balance sheet of Petróleo Brasileiro S.A. - Petrobras and subsidiaries as of March 31, 2009, and the related condensed consolidated statements of operations, cash flows and changes in shareholders’ equity for the three-month periods ended March 31, 2009 and 2008. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

Rio de Janeiro, Brazil
May 29, 2009

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2009 and December 31, 2008
Expressed in Millions of United States Dollars

	March 31,	December 31,
	2009	2008

Assets	(unaudited)	(Note 1)

Current assets
Cash and cash equivalents (Note 5)	8,126	6,499
Marketable securities (Note 6)	149	124
Accounts receivable, net	6,052	6,613
Inventories (Note 7)	7,020	7,990
Deferred income taxes (Note 4)	627	500
Recoverable taxes (Note 8)	3,311	3,281
Advances to suppliers	673	626
Other current assets	1,199	1,125

	27,157	26,758

Property, plant and equipment, net	90,245	84,719

Investments in non-consolidated companies and other investments	3,264	3,198

Non-current assets
Accounts receivable, net	1,069	923
Advances to suppliers	2,461	2,471
Petroleum and alcohol account - receivable
from Federal Government (Note 9)	351	346
Marketable securities (Note 6)	1,833	1,738
Restricted deposits for legal proceedings and guarantees (Note 16 (a))	838	798
Recoverable taxes (Note 8)	3,396	3,095
Goodwill	116	118
Prepaid expenses	527	513
Other assets	979	1,018

	11,570	11,020

Total assets	132,236	125,695

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)
March 31, 2009 and December 31, 2008
Expressed in Millions of United States Dollars (except number of shares)

		December 31,
	March 31, 2009	2008

Liabilities and shareholders’ equity	(unaudited)	(Note 1)

Current liabilities
Trade accounts payable	6,702	7,763
Short-term debt (Note 10)	2,664	2,399
Current portion of long-term debt (Note 10)	1,536	1,531
Current portion of project financings (Note 12)	1,864	1,780
Current portion of capital lease obligations (Note 13)	255	251
Income taxes payable	347	332
Taxes payable, other than income taxes	3,704	3,273
Payroll and related charges	1,529	1,398
Dividends and interest on capital payable (Note 15)	4,160	3,652
Employees’ postretirement benefits obligation – Pension and Health Care (Note 14 (a))	540	492
Other payables and accruals	2,367	1,885

	25,668	24,756

Long-term liabilities
Long-term debt (Note 10)	18,470	16,031
Project financings (Note 12)	4,848	5,015
Capital lease obligations (Note 13)	322	344
Employees’ postretirement benefits obligation – Pension and Health Care (Note 14 (a))	5,919	5,787
Deferred income taxes (Note 4)	7,584	7,080
Provision for abandonment	2,881	2,825
Contingencies (Note 16 (a))	363	356
Other liabilities	923	933

	41,310	38,371

Shareholders’ equity
Shares authorized and issued (Note 15)
Preferred share - 2009 and 2008 - 3,700,729,396 shares (*)	15,106	15,106
Common share - 2009 and 2008 - 5,073,347,344 shares (*)	21,088	21,088
Capital reserve - fiscal incentive	222	221
Retained earnings
Appropriated	27,594	15,597
Unappropriated	15,930	25,889
Accumulated other comprehensive income
Cumulative translation adjustments	(15,394)	(15,846)
Postretirement benefit reserves adjustments net of tax (US$19 for March 31, 2009
and December 31, 2008) - Pension cost and Health Care (Note 14 (a))	38	37
Unrealized losses on available-for-sale securities, net of tax	(49)	(144)
Unrecognized loss on cash flow hedge, net of tax	(36)	(39)

Petrobras’ Shareholders’ Equity	64,499	61,909

Noncontrolling interest	759	659

Total Equity	65,258	62,568

Total liabilities and shareholders’ equity	132,236	125,695

(*) Considers effect of 2 for 1 stock split that occurred on April 25, 2008 (see Note 15).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)
March 31, 2009 and December 31, 2008
Expressed in Millions of United States Dollars (except number of shares)

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
March 31, 2009 and 2008
Expressed in Millions of United States Dollars (except number of shares and earnings per share)
(Unaudited)

	Three-month periods
	ended March 31,

	2009	2008

Sales of products and services	22,899	33,351
Less:
Value-added and other taxes on sales and services	(4,219)	(5,896)
Contribution of intervention in the economic domain charge - CIDE	(468)	(1,113)

Net operating revenues	18,212	26,342

Cost of sales	(10,020)	(15,380)
Depreciation, depletion and amortization	(1,328)	(1,450)
Exploration, including exploratory dry holes	(420)	(380)
Selling, general and administrative expenses	(1,440)	(1,706)
Research and development expenses	(146)	(237)
Employee benefit expense for non-active participants	(166)	(208)
Other operating expenses	(436)	(603)

Total costs and expenses	(13,956)	(19,964)

Operating income	4,256	6,378

Equity in results of non-consolidated companies	(15)	81
Financial income (Note 11)	337	441
Financial expenses (Note 11)	(126)	(109)
Monetary and exchange variation (Note 11)	(211)	(53)
Other taxes	(63)	(109)
Other expenses, net (Note 20 (a))	(131)	-

	(209)	251

Income before income taxes	4,047	6,629

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)
March 31, 2009 and 2008
Expressed in Millions of United States Dollars (except number of shares and earnings per share)
(Unaudited)

	Three-month periods ended
	March 31,

	2009	2008

Income taxes expense (Note 4)
Current	(965)	(1,713)
Deferred	(332)	(348)

	(1,297)	(2,061)

Net income for the period	2,750	4,568

Less: Net income attributable to the noncontrolling interest	(114)	(67)

Net income attributable to Petrobras	2,636	4,501

Net income applicable to each Petrobras class of shares
Common	1,524	2,603
Preferred	1,112	1,898

	2,636	4,501

Basic and diluted earnings per: (Note 15)
Common and Preferred share	0.30	0.51(*)
Common and Preferred ADS	0.60	1.02(*)

Weighted average number of shares outstanding
Common	5,073,347,344	5,073,347,344(*)
Preferred	3,700,729,396	3,700,729,396(*)

(*) Considers effect of 2 for 1 stock split that occurred on April 25, 2008 (Note 15).

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
March 31, 2009 and 2008
Expressed in Millions of United States Dollars
(Unaudited)

	Three-month periods ended
	March 31,

	2009	2008

Cash flows from operating activities
Net income for the period	2,636	4,501

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	1,328	1,450
Dry hole costs	241	175
Equity in the results of non-consolidated companies	15	(76)
Foreign exchange (gain)/loss	444	597
Noncontrolling interest in income of subsidiaries	114	67
Deferred income taxes	332	348
Other	176	135

Working capital adjustments
Decrease (increase) in accounts receivable, net	467	(654)
Decrease (increase) in inventories	608	(693)
Increase (decrease) in trade accounts payable	(1,217)	551
Increase in taxes payable	367	496
Increase in advances to suppliers	(7)	(391)
Increase in recoverable taxes	(270)	(290)
Increase (decrease) in other working capital adjustments	668	(89)

Net cash provided by operating activities	5,902	6,127

Cash flows from investing activities
Additions to property, plant and equipment	(6,330)	(6,097)
Marketable securities and other investments activities	(198)	27

Net cash used in investing activities	(6,528)	(6,070)

Cash flows from financing activities
Short-term debt, net issuances and repayments	369	402
Proceeds from issuance and draw-down of long-term debt	2,819	2,116
Principal payments of long-term debt	(473)	(849)
Proceeds from project financings	148	632
Payments of project financings	(412)	(513)
Payment of capital lease obligations	(28)	(44)
Dividends paid to shareholders	(247)	(2,642)
Dividends paid to noncontrolling interest in income of subsidiaries	16	(10)

Net cash provided by (used in) financing activities	2,192	(908)

Increase (Decrease) in cash and cash equivalents	1,566	(851)
Effect of exchange rate changes on cash and cash equivalents	61	65
Cash and cash equivalents at beginning of period	6,499	6,987

Cash and cash equivalents at end of period	8,126	6,201

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
March 31, 2009 and 2008
Expressed in Millions of United States Dollars
(Unaudited)

	Three-month periods ended
	March 31,

	2009	2008

Supplemental cash flow information:
Cash paid during the period for
Interest, net of amount capitalized	22	37
Income taxes	919	683

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
March 31, 2009 and 2008
Expressed in Millions of United States Dollars
(Unaudited)

	Three-month periods
	ended March 31,

	2009	2008

Preferred shares
Balance at January 1,	15,106	8,620

Balance at March 31,	15,106	8,620

Common shares
Balance at January 1,	21,088	12,196

Balance at March 31,	21,088	12,196

Capital reserve - fiscal incentive
Balance at January 1,	221	877
Change in the period	1	11

Balance at March 31,	222	888

Accumulated other comprehensive gain (loss)
Cumulative translation adjustments
Balance at January 1,	(15,846)	4,155
Change in the period	452	873

Balance at March 31,	(15,394)	5,028

Postretirement benefit reserves adjustments, net of tax - Pension Cost and Health Care
Balance at January 1,	37	(2,472)
Change in the period	1	(46)
Tax effect on above	-	16

Balance at March 31,	38	(2,502)

Unrecognized gains on available-for-sale securities, net of tax
Balance at January 1	(144)	331
Unrealized gains (losses)	144	(53)
Tax effect on above	(49)	18

Balance at March 31,	(49)	296

Unrecognized gain (loss) on cash flow hedge, net of tax
Balance at January 1	(39)	(9)
Change in the period	3	(7)

Balance at March 31,	(36)	(16)

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’EQUITY (Continued)
March 31, 2009 and 2008
Expressed in Millions of United States Dollars
(Unaudited)

	Three-month periods
	ended March 31,

	2009	2008

Appropriated retained earnings
Legal reserve
Balance at January 1	3,257	4,297
Change in the period	818	55

Balance at March 31,	4,075	4,352

Undistributed earnings reserve
Balance at January 1	12,123	30,280
Change in the period	11,006	384

Balance at March 31,	23,129	30,664

Statutory reserve
Balance at January 1	217	286
Change in the period	173	3

Balance at March 31,	390	289

Total appropriated retained earnings	27,594	35,305

Unappropriated retained earnings
Balance at January 1	25,889	6,618
Net income for the period	2,636	4,501
Dividends and interest on shareholders equity paid	(597)	(501)
Other changes in the period	(11,998)	(453)

Balance at March 31,	15,930	10,165

Petrobras shareholders' equity	64,499	69,980

Noncontrolling interest
Balance at January 1	659	2,332
Net income for the period	114	67
Dividends and interest on shareholders equity paid	16	(341)
Other changes in the period	(30)	25

Balance at March 31,	759	2,083

Total equity	65,258	72,063

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’EQUITY (Continued)
March 31, 2009 and 2008
Expressed in Millions of United States Dollars
(Unaudited)

	Three-month periods
	ended March 31,

	2009	2008

Comprehensive income is comprised as follows:
Net income for the period	2,636	4,501
Cumulative translation adjustments	452	873
Postretirement benefit reserves adjustments, net of tax - pension and health care cost	1	(30)
Unrealized gain (loss) on available-for-sale securities	95	(35)
Unrecognized gain (loss) on cash flow hedge	3	(16)

Comprehensive income	3,187	5,293
Less: Net comprehensive income atributable to noncontrolling interest	114	67
Comprehensive income attributable to Petrobras	3,301	5,360

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Millions of United States Dollars
(except when specifically indicated)
(Unaudited)

1. Basis of Financial Statements Preparation

The accompanying unaudited consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras (the Company) have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial statements. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008 and the notes thereto.

The balance sheet at December 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The consolidated financial statements as of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008, included in this report, are unaudited. However, in management's opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results expected for the full year ending December 31, 2009.

The preparation of these financial statements requires the use of estimates and assumptions that reflect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

Certain prior years amounts have been reclassified to conform to current year presentation standards. These reclassifications are not significant to the consolidated financial statements and had no impact on the Company’s net income.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under section 11 does not extend to the information included herein.

2. Recently Adopted Accounting Standards

• FASB Statement No. 157 Fair value measurements (“SFAS 157”)

Effective January 1, 2009, the Company implemented SFAS No. 157, “Fair Value Measurements” for nonfinancial assets and nonfinancial liabilities measured at fair value, except those that are recognized or disclosed on a recurring basis (at least annually). There was no impact to the Company’s consolidated financial statements from the implementation of SFAS No. 157 for nonfinancial assets and liabilities.

• FASB Statement No. 141 (revised 2007), Business Combinations (“SFAS 141-R”)

In December 2007, the FASB issued SFAS 141-R, which was subsequently amended by FASB Staff Position (FSP) SFAS 141 (R)-1 in April 2009. SFAS 141-R apllies prospectively to all business combinations ocurring on or after January, 2009. This standard requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their respective fair values. SFAS 141-R changes the accounting treatment for the following items: acquisition-related costs and restructuring costs to be generally expensed when incurred; in-process research and development to be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition to be generally recognized in income tax expense. SFAS 141-R also includes a substantial number of new disclosures requirements.

• FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”)

In December 2007, the FASB issued SFAS 160, which establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 was implemented on January 1, 2009. As a result of the implementation, the Company recognized on March 31, 2009, noncontrolling interest (minority interest) of US$759 as equity in the consolidated financial statements, as a separate item in equity, and net income of US$114 attributable to the noncontrolling interest was included in consolidated net income on the face of the income statement.

3. Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from its normal course of business. Such market risks principally involve the possibility that changes in interest rates, foreign currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. The Company maintains a corporate risk management policy that is executed under the direction of the Company’s executive officers.

In 2004, the Executive Committee of Petrobras set up the Risk Management Committee composed of executive managers from all the business departments and from a number of corporate departments. This committee, as well as having the objective of assuring integrated management of exposures to risks and formalizing the main guidelines for the Company’s operation, aims at concentrating information and discussing actions for risk management, facilitating communication with the executive offices and the board of directors in aspects related to best corporate governance practices.

The risk management policy of the Petrobras System aims at contributing towards an appropriate balance between its objectives for growth and return and its level of risk exposure, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources the Company may attain its strategic goals.

The Company may use derivative and non-derivative instruments to implement its corporate risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the possible adverse effect on the value of an asset or liability, including financial instruments that results from changes in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(a) Commodity price risk management

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities are primarily undertaking through the uses of future contracts traded on stock exchanges; and options and swaps entered into with major financial institutions. The Company does not use derivatives contracts for speculative purposes.

The Company does not usually use derivatives to manage overall commodity price risk exposure, taking into consideration that the Company’s business plan uses conservative price assumptions associated to the fact that, under normal market conditions, price fluctuations of commodities do not represent a substantial risk to achieving strategic objectives.

The decision to do hedging or non-hedging derivatives are reviewed periodically and recommended, or not, to the Risk Management Committee. If entering into derivative is indicated, in scenarios with a significant probability of adverse events, and approved by the Board of Directors, the derivative transactions should be carried out with the aim of protecting the Company’s solvency, liquidity and execution of the corporate investment plan, considering an integrated analysis of all the Company’s risk exposures.

Outstanding derivatives contracts were entered into in order to mitigate price risk exposures from specific transactions, in which positive or negative results in the derivative transactions are totally or partially offset by the opposite result in the physical positions. The transactions covered by commodity derivatives are: certain cargoes traded from import and export operations and transactions between different geographical markets.

As a result of the Company currently price risk management, the derivatives are contracted as short term operations, in order to accompany the time frames corresponding to the risk exposure. The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(a) Commodity price risk management (Continued)

The Company’s exposure from these contracts is limited to the difference between the contract value and market value on the volumes contracted. Crude oil future contracts are marked-to-market and related gains and losses are recognized in currently period earnings, irrespective of when the physical crude sales occur.

The main parameters used in risk management for variations of Petrobras’ oil and oil product prices are the cash flow at risk (CFAR) for medium-term assessments, Value at Risk (VAR) for short-term assessments, and Stop Loss. Corporate limits are defined for VAR and Stop Loss.

The main counterparts of operations for derivatives for oil and oil products are the New York Stock Exchange (NYMEX), IntercontinentalExhange and JP Morgan.

The commodity derivatives contracts are reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gain or losses in earnings, using market to market accounting, in the period of change.

As of March 31, 2009, the Company had the following outstanding commodity derivative contracts that were entered into:

Notional amount in
Commodity Contracts	thousands of bbl* as of

Maturity 2009	March 31, 2009

Futures and Forwards
contracts	1,096
Options contracts	3,650

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(a) Commodity price risk management (Continued)

At March 31, 2009, the portfolio for commercial operations carried out abroad, as well as the derivatives for their protection through derivatives for oil and oil products, presented a maximum estimated loss per day (VAR - Value at Risk), calculated at a reliability level of 95%, of approximately US$8.

(b) Foreign currency risk management

Exchange risk is one of the financial risks that the Company is exposed to and it originates from changes in the levels or volatility of the exchange rate. With respect to the management of these risks, the Company seeks to identify and handle them in an integrated manner, seeking to assure efficient allocation of the resources earmarked for the derivative.

Taking advantage of operating in an integrated manner in the energy segment, the Company seeks, primarily, to identify or create “natural risk mitigation”, benefiting from the correlation between its income and expenses. In the specific case of exchange variation inherent to the contracts with the cost and remuneration involved in different currencies, this natural risk mitigation is carried out through allocating the cash investments between the real and the US dollar or another currency.

The management of risks is done for the net exposure. Periodical analyses of the exchange risk are prepared, assisting the decisions of the Executive Committee. The exchange risk management strategy involves the use of derivative instruments to minimize the exchange exposure of certain Company’s obligations.

The Company entered into an over the counter contract, not designated as hedge accounting, for covering the trading margins inherent to exports (aviation segment) for foreign clients. The objective of the operation, contracted contemporaneously with the definition of the cost of the products exported, is to lock the trading margins agreed with the foreign clients. Internal policy limits the volume of derivative contracts to the volume of products exported.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(b) Foreign currency risk management (Continued)

The over the counter contract is reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gain or losses in earnings, using market to market accounting, in the period of change.

As of March 31, 2009, the Company had the following foreign currency derivative contracts, not designated as hedging accounting, that were entered into:

Notional
Foreign Currency	Amount
Maturing in 2009	US$ million

Sell USD / Pay BRL	40

At March 31, 2009, the forward derivative contract presented a maximum estimated loss per day (VAR - Value at Risk), calculated at a reliability level of 95%, of approximately US$1.

Cash flow hedge

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the Company’s costs in this operation in dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term.

The Company has elected to designate its cross currency swap as cash flow hedges. Both at the inception of a hedge and on an ongoing basis, a cash flow hedge must be expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. Derivative instruments designated as cash flow hedges are reflected as either assets or liabilities on the Company’s consolidated balance sheets. Change in fair value, to the extent the hedge is effective, is reported in accumulated other comprehensive income until the cash flows of the hedged item occurs.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(b) Foreign currency risk management (Continued)

Cash flow hedge (Continued)

Effectiveness tests are conducted quarterly in order to measure how the changes in the fair value or the cash flow of the hedged items are being absorbed by the hedge mechanisms. The effectiveness calculation indicated that the cross currency swap is highly effective in offsetting the variation in the cash flows of the bonds issued in Yens.

As of March 31, 2009, the Company had the following cross currency swap, which was entered into:

Cross Currency Swaps

		Notional Amount (MM
Maturing in 2016%		JPY)

Fixed to fixed		35,000
Average Pay Rate (USD)	5.69
Average Receive Rate
(JPY)	2.15

		35,000

At March 31, 2009, the cross currency swap presented a maximum estimated loss per day (VAR - Value at Risk), calculated at a reliability level of 95%, of approximately US$23.

(c) Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and to a lesser extent, its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP) as fixed by the National Monetary Counsel. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(d) Tabular presentation of the location and amounts of derivative fair values

The effect of derivative instruments on the statement of financial position for the three-month period ended March 31, 2009.

In millions of dollars	Asset Derivatives		Liability Derivatives

As of March 31,	2009		2009

	Balance Sheet		Balance Sheet
	Location	Fair Value	Location	Fair Value

Derivatives designated as hedging
instruments under SFAS 133
Foreign exchange contracts	Other current assets	19		-

Total		19		-

Derivatives not designated as hedging
instruments under SFAS 133

Foreign exchange contracts	Other current assets	1	Other payables and accruals	-
Commodity contracts	Other current assets	4	Other payables and accruals	3

Total		5		3

Total Derivatives		24		3

The effect of derivative instruments on the statement of financial position for the year ended December 31, 2008.

In millions of dollars	Asset Derivatives		Liability Derivatives

As of December 31,	2008		2008

	Balance Sheet		Balance Sheet
	Location	Fair Value	Location	Fair Value

Derivatives designated as hedging
instruments under SFAS 133
Foreign exchange contracts	Other current assets	47		-

Total		47		-

Derivatives not designated as
hedging instruments under
SFAS 133

Foreign exchange contracts	Other current assets	-	Other payables and accruals	2
Commodity contracts	Other current assets	69	Other payables and accruals	7

Total		69		9

Total Derivatives		116		9

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(d) Tabular presentation of the location and amounts of derivative fair values (Continued)

The effect of derivative instruments on the statement of financial position for the three-month period ended March 31, 2009.

Amount of Gain
			or (Loss)	Amount of Gain or
	Amount of Gain or		Reclassified from	(Loss) Recognized in
	(Loss) Recognized		Accumulated OCI	income on derivative
	in OCI on		into Income	(Inefective Portion and
	Derivative		(Effective	Amount Excluded from
	(Effective Portion)	Location of Gain or	Portion)	Effectiveness Testing

Derivatives in		(Loss) reclassified
SFAS 133 - Cash		from Accumulated
Flow Hedging		OCI into Income
Relationship	March 31, 2009	(effective portion)	March 31, 2009	March 31, 2009

Foreign
exchange
contracts	(34)	Financial Expenses	37	-

	(34)		37	-

The effect of derivative instruments on the statement of financial position for the three-month period ended March 31, 2008.

Amount of Gain
			or (Loss)	Amount of Gain or (Loss)
	Amount of Gain or		Reclassified from	Recognized in income on
	(Loss) Recognized		Accumulated OCI	derivative (Inefective
	in OCI on		into Income	Portion and Amount
	Derivative		(Effective	Excluded from
	(Effective Portion)	Location of Gain or	Portion)	Effectiveness Testing

Derivatives in		(Loss) reclassified
SFAS 133 - Cash		from Accumulated
Flow Hedging		OCI into Income
Relationship	March 31, 2008	(effective portion)	March 31, 2008	March 31, 2008

Foreign
exchange
contracts	29	Financial Expenses	(36)	-

	29		(36)	-

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(d) Tabular presentation of the location and amounts of derivative fair values (Continued)

		Amount of Gain or
		(Loss) Recognized in
Derivatives Not Designated		Income on Derivative

as Hedging Instruments	Location of Gain or (Loss)
under SFAS 133	Recognized in Income on Derivative	March 31, 2009

Foreign Exchange contracts	Financial income/expenses net	3
Commodity contracts	Financial income/expenses net	(8)

Total		(5)

		Amount of Gain or
		(Loss) Recognized in
		Income on Derivative

Derivatives Not Designated
as Hedging Instruments	Location of Gain or (Loss)
under SFAS 133	Recognized in Income on Derivative	March 31, 2008

Foreign Exchange contracts	Financial income/expenses net	-
Commodity contracts	Financial income/expenses net	52

Total		52

4. Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutory enacted tax rates for income tax and social contribution have been 25% and 9%, respectively, for the three-month periods ended March 31, 2009 and 2008.

The Company’s taxable income is substantially generated in Brazil and is therefore subject to the Brazilian statutory tax rate.

4. Income Taxes (Continued)

The following table reconciles the tax calculated based upon the Brazilian statutory tax rate of 34% to the income tax expense recorded in these consolidated statements of income.

	Three-month periods
	ended March 31,

	2009	2008

Income before income taxes and noncontrolling
interest
Brazil	4,220	6,475
International	(173)	154

	4,047	6,629

Tax expense at statutory rates - (34%)	(1,376)	(2,254)
Adjustments to derive effective tax rate:
Non-deductible post-retirement and health-benefits	(98)	(47)
Foreign income subject to different tax rates	179	102
Tax incentive (1)	16	162
Other	(18)	(24)

Income tax expense per consolidated statement of
income	(1,297)	(2,061)

(1) On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras' right to deduct certain tax incentives from income tax payable, covering the tax years of 2006 until 2015. During the three-month period ended March 31, 2009, Petrobras recognized a tax benefit in the amount of US$16 (US$162 on March 31, 2008) related to these incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentive activities and these have been accounted for under the flow through method.

4. Income Taxes (Continued)

The following table shows a breakdown between domestic and international income tax benefit (expense) attributable to income from continuing operations:

	Three-month periods
	ended March, 31

	2009	2008

Income tax expense per consolidated statement of
income:
Brazil
Current	(917)	(1,634)
Deferred	(377)	(376)

	(1,294)	(2,010)

International
Current	(48)	(79)
Deferred	45	28

	(3)	(51)

	(1,297)	(2,061)

4. Income Taxes (Continued)

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

		December
	March 31,	31,
	2009	2008

Current assets	627	505
Valuation allowance	-	(5)
Current liabilities	(8)	(8)

Net current deferred tax assets	619	492

Non-current assets
Employees’ postretirement benefits, net of
Accumulated postretirement benefit reserves
adjustments	77	116
Tax loss carryforwards	1,930	1,944
Other temporary differences, not significant
individually	382	742
Valuation allowance	(1,708)	(1,609)

	681	1,193

Non-current liabilities
Capitalized exploration and development costs	(5,535)	(5,251)
Property, plant and equipment	(1,183)	(1,197)
Exchange variation	(1,142)	(1,226)
Other temporary differences, not significant
individually	(353)	(476)

	(8,213)	(8,150)

Net non-current deferred tax liabilities	(7,532)	(6,957)

Non-current deferred tax assets	52	123

Non-current deferred tax liabilities	(7,584)	(7,080)

Net deferred tax liabilities	(6,913)	(6,465)

4. Income Taxes (Continued)

The Company and its subsidiaries file income tax returns in Brazil and in many foreign jurisdictions. These tax returns are open to examination by the respective tax authorities in accordance with each local legislation.

As of and for the three-month period ended March 31, 2009, the Company did not have any unrecognized tax benefits. Additionally, the Company does not expect that the amount of the unrecognized tax benefits will change significantly within the next twelve months.

5. Cash and Cash Equivalents

	March 31,	December 31,
	2009	2008

Cash	907	1,075
Investments - Brazilian Reais (1)	4,749	2,813
Investments - U.S. dollars (2)	2,470	2,611

	8,126	6,499

(1) Comprised primarily federal public bonds with immediate liquidity and the securities are tied to the American dollar quotation or to the remuneration of the Interbank Deposits - DI.

(2) Comprised primarily by Time Deposit and securities with fixed income.

6. Marketable Securities

	March 31,	December 31,
Marketable securities classification:	2009	2008

Available-for-sale	1,728	1,608
Trading	47	57
Held-to-maturity	207	197

	1,982	1,862

Less: Current portion of marketable securities	(149)	(124)

Long-term portion of marketable securities	1,833	1,738

Marketable securities are comprised primarily of amounts that the Company has invested in an exclusive fund, excluding the Company’s own securities, which are considered repurchased. The exclusive fund is consolidated, and the equity and debt securities within the portfolio are classified as trading or available-for-sale under SFAS 115 based on management’s intent. Trading securities are principally Brazilian bonds, which are bought and sold frequently with the objective of making short-term-profits on market price changes. Available-for-sale securities are principally, CLN (Credit Liquid Note) agreements and certain other bonds for which the Company does not have current expectations to trade actively. Trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements. Available-for-sale securities are presented as “Non-current assets”, as they are not expected to be sold or liquidated within the next twelve months.

6. Marketable Securities (Continued)

As of March 31, 2009, Petrobras had a balance of US$1,728 linked to B Series National Treasury Notes, which are accounted for as available-for-sale securities in accordance with SFAS 115. On October 23, 2008, the B Series National Treasury Notes were used as a guarantee after the confirmation of the agreements into with Petros, Petrobras’ pension plan (see Note 14 (b)). The nominal value of the NTN-Bs is restated based on variations in the Amplified Consumer Price Index (IPCA). The maturities of these notes are 2024 and 2035 and they bear interest coupon of 6% p.a., which is paid semi-annually. At March 31, 2009, the balances of the National Treasury Notes - Series B (NTN-B) are updated in accordance with their market value, based on the average prices disclosed by the National Association of Open Market Institutions (ANDIMA).

7. Inventories

	March 31,	December 31,
	2009	2008

Products
Oil products	2,218	2,770
Fuel alcohol	291	256

	2,509	3,026

Raw materials, mainly crude oil	2,870	3,301
Materials and supplies	1,584	1,578
Other	108	134

	7,071	8,039

Current inventories	7,020	7,990

Long-term inventories	51	49

Inventories are stated at the lower of cost or market. Due to the recently declines in the oil international market prices, the Company recognized a loss of US$99 for the three-month period ended March 31, 2009, which was classified as other operating expenses in the consolidated statement of income. The Company adopted the realizable value for inventory impairment purposes.

8. Recoverable Taxes

Recoverable taxes consisted of the following:

	March 31,	December 31,
	2009	2008

Local:
Domestic value-added tax (ICMS) (1)	2,086	1,924
PASEP/COFINS (2)	2,825	2,622
Income tax and social contribution	1,327	1,176
Foreign value-added tax (IVA)	92	113
Other recoverable taxes	377	541

	6,707	6,376

Less: Long-term recoverable taxes	(3,396)	(3,095)

Current recoverable taxes	3,311	3,281

(1) Domestic value-added sales tax (ICMS) is composed of credits generated by commercial operations and by the acquisition of property, plant and equipment and can be offset with taxes of the same nature.

(2) Composed of credits arising from non-cumulative collection of PASEP and COFINS, which can be compensated with other federal taxes payable.

The income tax and social contribution recoverable will be offset against future income tax payable.

Petrobras plans to fully recover these taxes, and as such, no allowance has been provided.

9. Petroleum and Alcohol Account - Receivable from Federal Government

The following summarizes the changes in the Petroleum and Alcohol account for the three-month period ended March 31, 2009:

Three-month period ended
March 31, 2009

Opening balance	346
Financial income	2
Translation gain	3

Ending balance	351

In order to conclude the settlement of accounts with the Federal Goverment, pursuant to Provisional Measure nº 2,181, of August 24, 2001, and after providing all the information required by the National Treasury Office - STN, Petrobras is seeking to settle all the remaining disputes between the parties.

The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount owed by Petrobras to the Federal Government, including taxes; or (3) by a combination of the above options.

10. Financings

a) Short-term debt

The Company's short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	March 31,	December 31,
	2009	2008

Imports - oil and equipment	124	479
Working capital	2,540	1,920

	2,664	2,399

The weighted average annual interest rates on outstanding short-term borrowings were 5.70% and 4.72% at March 31, 2009 and December 31, 2008, respectively.

10. Financings (Continued)

b) Long-term debt

• Composition

	March 31,	December 31,
	2009	2008

Foreign currency
Notes	6,980	5,716
Financial institutions	6,775	5,938
Sale of future receivables	532	549
Suppliers’ credits	267	80
Assets related to export program to be offset
against sales of future receivables	(150)	(150)

	14,404	12,133

Local currency
National Economic and Social Development
Bank - BNDES (state-owned company)	821	831
Debentures:
BNDES (state-owned company)	173	186
Other Banks	1,182	1,182
Export Credit Notes	1,861	1,655
Bank Credit Certificate	1,558	1,543
Other	7	32

	5,602	5,429

Total	20,006	17,562
Current portion of long-term debt	(1,536)	(1,531)

	18,470	16,031

10. Financings (Continued)

b) Long-term debt (Continued)

• Composition of foreign currency denominated debt by currency

	March 31,	December 31,
	2009	2008

Currency
United States dollars	13,632	11,388
Japanese Yen	667	630
Euro	65	69
Other	40	46

	14,404	12,133

• Maturities of the principal of long-term debt

The long-term portion at March 31, 2009 becomes due in the following years:

2010	2,231
2011	5,232
2012	1,771
2013	1,430
2014	1,413
2015 and thereafter	6,393

18,470

10. Financings (Continued)

b) Long-term debt (Continued)

The composition of annual interest rates on long-term debt are as follows:

	March 31,	December 31,
	2009	2008

Foreign currency
6% or less	8,550	7,721
Over 6% to 8%	3,836	2,175
Over 8% to 10%	2,001	2,178
Over 10% to 12%	-	42
Over 12% to 15%	17	17

	14,404	12,133

Local currency
6% or less	235	786
Over 6% to 8%	341	563
Over 8% to 10%	426	201
Over 10% to 12%	4,571	3,848
Over 12% to 15%	29	31

	5,602	5,429

	20,006	17,562

10. Financings (Continued)

b) Long-term debt (Continued)

Structured finance of exports

Petrobras and Petrobras Finance Ltd. - PFL have certain contracts (Master Export Contract and Prepayment Agreement) between themselves and a special purpose entity not related to Petrobras, PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil and other products acquired from Petrobras.

As at March 31, 2009, the balance of export prepayments amounted to US$315 in non-current liabilities (US$348 as of December 31, 2008) and US$75 in current liabilities (US$75 as of December 31, 2008).

Global Notes - PifCo

• On February 11, 2009, Petrobras International Finance Company - PifCo, a wholly owned subsidiary of Petrobras, completed the issue of US$1,500 Global Notes on the international capitals market, with maturity on March 15, 2019, an interest rate of 7.875% p.a. and half-yearly payment of interest as from September 1, 2009. The funds raised are being used for general corporate purposes, including financing the Petrobras Business Plan 2009-2013.

This financing had issuing costs estimated at US$6, a premium of US$26 and an effective tax rate of 8.187% p.a. Global Notes constitute unsecured and unsubordinated obligations for PifCo and have the complete, unconditional guarantee of Petrobras.

• On March 24, 2009, the PifCo drewdown US$1,000 in a line of credit due on March 2011. The Line bear interest at an initial rate of 3 Month Libor + 2.65% per annum, payable quarterly. The proceeds are being used to finance the purchase of oil imports to Petrobras from PifCo.

10. Financings (Continued)

b) Long-term debt (Continued)

Credit facility agreement to finance exports

On March 06, 2009, Petrobras contracted a credit facility of US$210, with the Banco do Brasil. The transaction was ensured by an Export Credit Note, the sole purpose of which is to increase Petrobras’ exports of oil and oil products and was negotiated with the following terms:

• Term: February 24, 2011, with interest payable every 6 months, beginning on September 24, 2009, and settlement of the principal at the end of the term;

• Interest rate: 113% of the CDI + Flat Fee of 0.85%;

• Clause providing for early repayment as from 180 days of the withdrawal;

• Exemption of IOF tax on presentation of proof of the export operations; and

• Waiver of guarantees.

Line of Credit for REFAP

REFAP used short-term lines known as FINIMP to finance imports of crude oil. In the first quarter of 2009, a number of operations of up to 180 days were carried out in various financial institutions in Brazil in the amount of US$462, for which the effective average funding rate (LIBOR + spread) was 7.19% p.a.

Raising of funds for the international segment

In the period from January to March 2009, the subsidiaries of Petrobras abroad raised funds in the amount equivalent to US$278, basically to finance working capital and projects associated with the activities of exploration and production of oil and gas.

The most significant funds were raised by the following companies, indirect subsidiaries of Petrobras:

Refinaria Nansei Sekiyu K.K. – It raised short-term funding in the total amount of US$101, in March 2009, through Development Bank Japan, with average maturity of 360 days, at an average rate of 2.66% p.a., basically to finance the company’s working capital;

10. Financings (Continued)

b) Long-term debt (Continued)

Raising of funds for the international segment (Continued)

Petrobras Energia S.A. - It raised short-term funding in the amount of US$155, through Banco HSBC, Itaú, BBVA, and Banco Santander, mainly through advances on export contracts (ACC) and exchange contracts (ACE), aiming at maintaining the company’s working capital and replacing inventories. The operations have final maturity in 2010 and an average interest rate between 6% p.a. and 10% p.a.

Cia Mega - It raised short-term funding in the amount of US$12, through Banco Itaú, Santander Rio, Citibank and BBVA, at an average interest rate between 5.5% p.a. and 8.5% p.a., with average maturity of 180 days, aiming at maintaining the company’s working capital.

11. Financial Income (Expenses), Net

Financial expenses, financial income and monetary and exchange variation, allocated to income for the three-month periods ended March 31, 2009 and 2008 are as follows:

	Three-month periods ended March 31,

	2009	2008

Financial expenses
Loans and financings	(395)	(257)
Project financings	(69)	(158)
Leasing	(8)	(12)
Capitalized interest	450	390
Losses on derivative instruments	(67)	(6)
Repurchased securities losses	(8)	(9)
Other	(29)	(57)

	(126)	(109)

Financial income
Investments	218	313
Gains on derivative instruments	62	58
Clients	22	42
Advances to suppliers	5	6
Government securities	4	13
Other	26	9

	337	441

Monetary and exchange variation	(211)	(53)

	-	279

12. Project Financings - (Variable Interest Entities - “VIE's”)

The Company has utilized project financings to provide capital for the continued development of the Company’s exploration and production and related projects.

The VIE's associated with the project finance projects are consolidated based on FIN 46(R).

The Company’s is the primary beneficiary of the VIE’s due to the finance lease arrangements. The VIE’s are the lessors and the Company is the lessee. At the conclusion of the leased term, the Company will have the option to purchase the leased assets or all the common stock from the VIE’s. All risks associated with the use and development of the leased assets relie on the Company. The Company’s payments funds the VIE’s thirty party debt and return on equity payments. The Company’s variable interest in these VIE’s, the financial lease arrangement, will absorb the majority of expected losses and receive a majority of the expected residual returns.

The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

12. Project Financings - (Variable Interest Entities - “VIE's”) (Continued)

The following summarizes the liabilities related to the projects that were in progress at March 31, 2009 and December 31, 2008:

	March 31,	December 31,
	2009	2008

Transportadora Gasene	1,662	1,640
Transportadora Urucu-Manaus (1)	1,156	1,073
CDMPI – PDET On Shore	911	904
PDET Offshore	836	887
Charter Development - CDC (2)	774	765
Companhia Locadora de Equipamentos Petrolíferos - CLEP (3)	751	751
Barracuda/Caratinga	501	602
Cabiúnas	462	524
Other	408	398
Repurchased securities (3)	(749)	(749)

	6,712	6,795

Current portion of Project financings	(1,864)	(1,780)

Long-term portion of Project financings	4,848	5,015

(1) Codajás consolidates Transportadora Urucu - Manaus S.A. which is responsible for the Amazonia Project.
(2) Charter Development - CDC is responsible for Marlim Leste (P-53 project).
(3) As of March 31, 2009 and December 31, 2008, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the SPEs that the Company consolidates according to FIN 46(R), in the total amount of US$749. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of project financings.

12. Project Financings - (Variable Interest Entities - “VIE's”) (Continued)

The Company has received certain advances amounting to US$316 which are recorded as project financings obligations and are related to assets under agreements with investors, which are included to the property, plant and equipment balance. Such asset and obligation amounts are presented gross as the obligation can only be settled through delivery of the fully constructed asset.

At March 31, 2009, the long-term portion of project financings becomes due in the following years:

2010	321
2011	794
2012	433
2013	432
2014	487
2015 and thereafter	2,381

4,848

13. Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. As of March 31, 2009, assets under capital leases had a net book value of US$671 (US$679 at December 31, 2008).

The following is a schedule by year of the future minimum lease payments as of March 31, 2009:

2009	247
2010	230
2011	99
2012	31
2013	6
2014	6
2015 and thereafter	13

Estimated future lease payments	632
Less amount representing interest at 6.2% to 12.0% annual	(55)

Present value of minimum lease payments	577

Less current portion of capital lease obligations	(255)

Long-term portion of capital lease obligations	322

14. Employees’ Postretirement Benefits and Other Benefits

a) Employees’ postretirement benefits balances

The Company sponsors a contributory defined benefit pension plan covering substantially all of its employees and provides certain health care benefits for a number of active and retired employees. In 2008, the Company made contributions of US$527 to pension and health care plans.

The balances related to Employees’ Postretirement Benefits are represented as follows:

	As of

	March 31, 2009			December 31, 2008

		Health			Health
	Pension	care		Pension	Care
	Benefits	benefits	Total	benefits	Benefits	Total

Current liabilities
Defined-benefit plan	294	227	521	176	224	400
Variable Contribution plan	19	-	19	92	-	92

Employees’ postretirement projected benefits obligation	313	227	540	268	224	492

Long-term liabilities
Defined-benefit plan	1,774	4,145	5,919	1,786	4,001	5,787

Employees’ postretirement projected benefits obligation	2,087	4,372	6,459	2,054	4,225	6,279

Shareholders’ equity - Accumulated other comprehensive income
Defined-benefit plan	331	(408)	(77)	253	(404)	(151)
Variable Contribution plan	20	-	20	95	-	95

Tax effect	(120)	139	19	(118)	137	19

Net balance recorded in shareholders’ equity	231	(269)	(38)	230	(267)	(37)

14. Employees’ Postretirement Benefits and Other Benefits (Continued)

b) Funded status of the plans

Net periodic benefit cost includes the following components:

	As of March 31,

	2009			2008

	Pension Plans			Pension Plans

			Health			Health
	Defined-	Variable	Care	Defined-	Variable	Care
	Benefits	Contribution	Benefits	Benefits	Contribution	Benefits

Service cost-benefits earned during the period	44	11	15	64	23	28
Interest cost on projected benefit obligation	478	4	127	595	6	177
Expected return on plan assets	(403)	(2)	-	(488)	(5)	-
Amortization of net actuarial loss	-	-	-	1	-	15
Amortization of prior service cost	11	2	-	15	2	1

	130	15	142	187	26	221
Employees’ contributions	(49)	(5)	-	(52)	(15)	-

Net periodic benefit cost	81	10	142	135	11	221

Petrobras and its subsidiaries sponsoring the Petros plan, trade unions and Petros executed a Financial Commitment Agreement on October 23, 2008, after legal homologation on August 25, 2008, to cover commitments with pension plans in the amount of US$2,483 updated retroactively to December 31, 2006 by the amplified consumer price index (IPCA) + 6% p.a., which will be paid in semi-annually installments with interest of 6% p.a. on the debtor balance updated by the IPCA, for the next 20 years, as previously agreed during the renegotiation. On the same date, Petrobras used the balance of government securities in the amount of US$623 (US$670 at December 31, 2007), to settle part of the obligations with the Petros Plan, as set forth in the Term of Financial Commitment.

The Company’s obligation, through the Financial Commitment Agreement, presents a counterpart to the concessions made by the members/beneficiaries of the Petros Plan in the amendment of the plan's regulations, in relation to the benefits, and in the closing of existing litigations.

14. Employees’ Postretirement Benefits and Other Benefits (Continued)

b) Funded status of the plans (Continued)

At March 31, 2009, the balance of the obligation of Petrobras and subsidiaries referring to the Financial Commitment Agreement was US$1,919, of which US$94 matures in 2009.

At March 31, 2009, Petrobras had long-term National Treasury Notes in the amount of US$1,728 (US$1,608 at December 31, 2008), acquired to balance liabilities with Petros, which will be held in the Company's portfolio and used as a guarantee for the Financial Commitment Agreement.

As from July 01, 2007, the Company implemented the new supplementary pension plan, a Variable Contribution (CV) or mixed plan, called Petros Plan 2, for employees with no supplementary pension plan.

A portion of this plan with defined benefits characteristics refers to the risk coverage for disability and death, a guarantee of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method. The portion of the plan with defined contribution characteristics, earmarked for forming a reserve for programmed retirement, was recognized in the results for the year as the contributions are made. In the three-month period ended March 31, 2009, the contribution of Petrobras and subsidiaries to the defined contribution portion of this plan was US$22.

Petrobras an the other sponsors fully assumed the contributions corresponding to the period in which the participants had no plan. This past service shall consider the period as from August 2002, or from the date of hiring, until August 29, 2007. The plan will continue to admit new subscribers after this date but no longer including any payment for the period relating to past service.

The disbursements related to the cost of past service will be made on a monthly basis over the same number of months during which the participant had no plan and, therefore, should cover the part related to the participants and the sponsors.

15. Shareholders’ Equity

a) Capital

The Company’s subscribed and fully paid-in capital at March 31, 2009 and at December 31, 2008 consisted of 5,073,347,344 common shares and 3,700,729,396 preferred shares as retroactively restated for the stock split discussed below. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

The Extraordinary General Meeting held on March 24, 2008, decided to effect a split of each Company’s share into two, resulting: (a) in a free distribution of 1 (one) new share of the same type for each original share and based on the shareholding structure at April 25, 2008; (b) in a free distribution of 1 (one) new American Depository Shares (ADS) of the same type for each original ADS and based on the shareholding structure at April 25, 2008. At the same date, an amendment to article 4 of the Company’s by-laws to cause capital be divided into 8,774,076,740 shares, of which 5,073,347,344 are common shares and 3,700,729,396 are preferred shares, with no nominal value, was approved. This amendment to the Company’s bylaws is effective from April 25, 2008. The relation between the ADS and shares of each class remains of 2 (two) shares for one ADS. All share, ADS, per share and per ADS information in the accompanying financial statements and notes have been adjusted to reflect the result of the share split.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

The Extraordinary General Meeting, held together with the Ordinary General Meeting on April 4, 2008, approved the increase of the Company’s capital from US$20,816 (R$52,644 million) to US$36,194 (R$78,967 million), through the capitalization of part of retained earnings recorded during previous years amounting to US$14,782 (R$25,302 million) and part of the capital reserves, amounting to US$596 (R$1,020 million), consisting of US$99 (R$169 million) of the Merchant Navy AFRMM subsidy reserve and US$497 (R$851 million) from the tax incentives reserve, and without issuing any new shares, in accordance with article 169, paragraph 1 of Law Nº 6404/76.

15. Shareholders’ Equity (Continued)

b) Dividends and interest on shareholders’ equity

On April 08, 2009, the Ordinary General Meeting approved dividends referring to the year ended December 31, 2008, in the amount of US$4,242, conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), include interest on shareholders’ equity, already approved by the Board of Directors, in the amount of US$3,004. The dividends were monetarily restated in accordance with the SELIC rate variation as from December 31, 2008 to the initial date of payment. The first payment was scheduled for April 24, 2009, but was not paid until April 29, 2009 due to the imposition of an injunction by a Rio de Janeiro court that was quickly overturned. The remaining balance of dividends relating to the financial year of 2008, approved by the Ordinary General Meeting held on April 08, 2009, after deducting those distributed to shareholders on April 29, 2009, will be paid out to shareholders on August 14, 2009.

Basic and diluted earnings per share amounts have been calculated as follows:

	Three-month periods ended March 31,
	2009	2008

Net income for the period	2,636	4,501
Less priority preferred share dividends	(789)	(876)
Less common shares dividends, up to the priority preferred shares dividends on a per-share basis	(1,082)	(1,201)

Remaining net income to be equally allocated to common and preferred shares	765	2,424

Weighted average number of shares outstanding:
Common	5,073,347,344	5,073,347,344 (*)
Preferred	3,700,729,396	3,700,729,396 (*)

Basic and diluted earnings per:
Common and preferred share	0.30	0.51	(*)
Common and preferred ADS	0.60	1.02	(*)

(*) Considers effect of 2 for 1 stock split that occurred on April 25, 2008.

16. Commitments and Contingencies

Petrobras is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not readily predictable.

a) Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable.

At March 31, 2009 and December 31, 2008, the respective amounts accrued by type of claims are as follows:

	March 31,	December 31,
	2009	2008

Labor claims	50	50
Tax claims	77	81
Civil claims	232	220
Commercials claims and other
contingencies	27	28

Total	386	379

Current contingencies	(23)	(23)

Long-term contingencies	363	356

As of March 31, 2009 and December 31, 2008, in accordance with Brazilian law, the Company had paid US$838 and US$798, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

16. Commitments and Contingencies (Continued)

b) Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

The Company’s management considers that any expenses incurred to correct or mitigate possible environmental impacts should not have a significant effect on operations or cash flows.

17. Fair value Measurements

The fair value hierarchy for the Company’s financial assets and liabilities accounted for at fair value on a recurring basis, at March 31, 2009, was:

	As of March 31, 2009

	Level 1	Level 2	Level 3	Total

Assets
Marketable securities	1,775	-	-	1,775
Foreign exchange derivatives (Note 3)	-	20	-	20
Commodity derivatives (Note 3)	4	-	-	4

Total assets	1,779	20	-	1,799

Liabilities
Commodity derivatives (Note 3)	3	-	-	3

Total liabilities	3	-	-	3

18. Segment Information

The following presents the Company’s assets by segment:

	As of March 31, 2009

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	2,072	9,234	1,978	2,079	2,294	12,616	(3,116)	27,157

Cash and cash equivalents	-	-	-	-	-	8,126	-	8,126
Other current assets	2,072	9,234	1,978	2,079	2,294	4,490	(3,116)	19,031
Investments in non-consolidated companies and other investments	219	1,182	442	1,125	167	129	-	3,264
Property, plant and equipment, net	49,071	17,077	11,853	9,376	1,650	1,240	(22)	90,245
Non-current assets	2,806	975	1,348	608	357	6,284	(808)	11,570

Total assets	54,168	28,468	15,621	13,188	4,468	20,269	(3,946)	132,236

18. Segment Information (Continued)

	As of March 31, 2009

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets	741	1,125	222	135	213	(357)	2,079
Investments in non-consolidated companies and other investments	860	32	257	1	(25)	-	1,125
Property, plant and equipment, net	8,010	1,163	242	151	104	(294)	9,376
Non-current assets	752	157	51	47	1,371	(1,770)	608

Total assets	10,363	2,477	772	334	1,663	(2,421)	13,188

18. Segment Information (Continued)

	As of December 31, 2008

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	2,662	9,647	2,466	2,327	2,646	10,387	(3,377)	26,758

Cash and cash equivalents	-	-	-	-	-	6,499	-	6,499
Other current assets	2,662	9,647	2,466	2,327	2,646	3,888	(3,377)	20,259
Investments in non-consolidated companies and other investments	171	1,168	474	1,142	166	77	-	3,198
Property, plant and equipment, net	45,836	15,806	10,719	9,341	1,621	1,418	(22)	84,719
Non-current assets	2,657	900	1,334	629	342	5,701	(543)	11,020

Total assets	51,326	27,521	14,993	13,439	4,775	17,583	(3,942)	125,695

18. Segment Information (Continued)

	As of December 31, 2008

	International

	Exploration		Gas
	and		and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets	817	1,275	243	141	238	(387)	2,327
Investments in non-consolidated companies and other investments	857	35	264	-	(14)	-	1,142
Property, plant and equipment, net	7,892	1,218	232	162	109	(272)	9,341
Non-current assets	708	64	68	51	1,472	(1,734)	629

Total assets	10,274	2,592	807	354	1,805	(2,393)	13,439

18. Segment Information (Continued)

Revenues and net income by segment are as follows:

	Three-month period ended March 31, 2009

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	149	9,493	1,109	1,661	5,800	-	-	18,212
Inter-segment net operating revenues	5,819	5,326	232	124	186	-	(11,687)	-

Net operating revenues	5,968	14,819	1,341	1,785	5,986	-	(11,687)	18,212
Cost of sales	(3,117)	(10,930)	(1,114)	(1,340)	(5,522)	-	12,003	(10,020)
Depreciation, depletion and amortization	(730)	(273)	(80)	(156)	(34)	(55)	-	(1,328)
Exploration, including exploratory dry holes	(354)	-	-	(66)	-	-	-	(420)
Selling, general and administrative expenses	(77)	(500)	(74)	(176)	(279)	(367)	33	(1,440)
Research and development expenses	(63)	(34)	(3)	-	(2)	(44)	-	(146)
Employee benefit expense	-	-	-	-	-	(166)	-	(166)
Other operating expenses	(32)	(134)	(79)	(67)	(3)	(121)	-	(436)

Costs and expenses	(4,373)	(11,871)	(1,350)	(1,805)	(5,840)	(753)	12,036	(13,956)

Operating income (loss)	1,595	2,948	(9)	(20)	146	(753)	349	4,256

Equity in results of non-consolidated companies	-	(24)	9	-	-	-	-	(15)
Financial income (expenses), net	-	-	-	-	-	-	-	-
Other taxes	(8)	(12)	(9)	(12)	(2)	(20)	-	(63)
Other expenses, net	(29)	45	(5)	(141)	-	(1)	-	(131)

Income (Loss) before income taxes	1,558	2,957	(14)	(173)	144	(774)	349	4,047
Income tax benefits (expense)	(529)	(1,014)	8	(3)	(49)	409	(119)	(1,297)

Net income (loss) for the period	1,029	1,943	(6)	(176)	95	(365)	230	2,750

Less: Net income attributable to the noncontrolling
interest	34	(31)	(20)	10	-	(107)	-	(114)

Net income (loss) attributable to Petrobras	1,063	1,912	(26)	(166)	95	(472)	230	2,636

18. Segment Information (Continued)

	Three-month period ended March 31, 2009

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	203	878	97	482	1	-	1,661
Inter-segment net operating revenues	278	265	13	13	-	(445)	124

Net operating revenues	481	1,143	110	495	1	(445)	1,785
Cost of sales	(156)	(1,140)	(88)	(439)	(1)	484	(1,340)
Depreciation, depletion and amortization	(121)	(22)	(3)	(5)	(5)	-	(156)
Exploration, including exploratory dry holes	(66)	-	-	-	-	-	(66)
Selling, general and administrative expenses	(52)	(32)	(4)	(28)	(60)	-	(176)
Research and development expenses	-	-	-	-	-	-	-
Other operating expenses	10	(49)	-	3	(31)	-	(67)

Costs and expenses	(385)	(1,243)	(95)	(469)	(97)	484	(1,805)

Operating income (loss)	96	(100)	15	26	(96)	39	(20)

Equity in results of non-consolidated companies	4	-	-	-	(4)	-	-
Other taxes	1	(1)	-	(1)	(11)	-	(12)
Other expenses, net	(1)	(140)	-	-	-	-	(6)

Income (Loss) before income taxes	100	(241)	15	25	(111)	39	(173)
Income tax benefits (expense)	(38)	(2)	-	(1)	38	-	(3)
Net income (loss) for the period	62	(243)	15	24	(73)	39	(176)

Less: Net income (loss) attributable to the noncontrolling interest	(4)	-	-	-	14	-	10

Net income (loss) attributable to Petrobras	58	(243)	15	24	(59)	39	(166)

18. Segment Information (Continued)

	Three-month period ended March 31, 2008

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	158	15,567	1,643	1,905	7,069	-	-	26,342
Inter-segment net operating revenues	14,176	5,933	224	204	115	-	(20,652)	-

Net operating revenues	14,334	21,500	1,867	2,109	7,184	-	(20,652)	26,342
Cost of sales	(4,637)	(21,124)	(1,717)	(1,567)	(6,552)	-	20,217	(15,380)
Depreciation, depletion and amortization	(828)	(277)	(90)	(129)	(52)	(74)	-	(1,450)
Exploration, including exploratory dry holes	(296)	-	-	(84)	-	-	-	(380)
Selling, general and administrative expenses	(81)	(583)	(139)	(167)	(325)	(442)	31	(1,706)
Research and development expenses	(122)	(47)	(18)	(1)	(2)	(47)	-	(237)
Employee benefit expense	-	-	-	-	-	(208)	-	(208)
Other operating expenses	(2)	(75)	(280)	(67)	25	(204)	-	(603)

Costs and expenses	(5,966)	(22,106)	(2,244)	(2,015)	(6,906)	(975)	20,248	(19,964)

Operating income (loss)	8,368	(606)	(377)	94	278	(975)	(404)	6,378

Equity in results of non-consolidated companies	(1)	-	10	71	-	1	-	81
Financial income (expenses), net	-	-	-	-	-	279	-	279
Other taxes	(19)	(18)	(16)	(12)	(5)	(39)	-	(109)
Other expenses, net	(4)	(2)	-	1	-	5	-	-

Income (Loss) before income taxes	8,344	(626)	(383)	154	273	(729)	(404)	6,629
Income tax benefits (expense)	(2,837)	213	133	(51)	(93)	437	137	(2,061)

Net income (loss) for the period	5,507	(413)	(250)	103	180	(292)	(267)	4,568

Less: Net income attributable to the noncontrolling interest	(57)	17	-	(59)	-	32	-	(67)

Net income (loss) attributable to Petrobras	5,450	(396)	(250)	44	180	(260)	(267)	4,501

18. Segment Information (Continued)

	Three-month period ended March 31, 2008

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	277	932	107	588	1	-	1,905
Inter-segment net operating revenues	359	375	12	9	-	(551)	204

Net operating revenues	636	1,307	119	597	1	(551)	2,109
Cost of sales	(180)	(1,260)	(70)	(586)	(1)	530	(1,567)
Depreciation, depletion and amortization	(95)	(21)	(3)	(6)	(4)	-	(129)
Exploration, including exploratory dry holes	(84)	-	-	-	-	-	(84)
Selling, general and administrative expenses	(44)	(34)	(6)	(29)	(54)	-	(167)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	(84)	6	10	1	-	-	(67)

Costs and expenses	(487)	(1,309)	(69)	(620)	(60)	530	(2,015)

Operation income (loss)	149	(2)	50	(23)	(59)	(21)	94

Equity in results of non-consolidated companies	38	(3)	5	-	31	-	71
Other taxes	(2)	-	-	(1)	(9)	-	(12)
Other expenses, net	-	-	1	-	-	-	1

Income (Loss) before income taxes	185	(5)	56	(24)	(37)	(21)	154
Income tax benefits (expense)	(71)	14	(1)	(1)	8	-	(51)

Net income (loss) for the period	114	9	55	(25)	(29)	(21)	103

Less: Net income attributable to the noncontrolling interest	(43)	7	(14)	7	(16)	-	(59)

Net income (loss) attributable to Petrobras	71	16	41	(18)	(45)	(21)	44

18. Segment Information (Continued)

Capital expenditures incurred by segment for the three-month periods ended March 31, 2009 and 2008 are as follows:

	Three-month periods
	ended March 31,

	2009	2008

Exploration and Production	3,144	3,480
Supply	1,590	1,035
Gas and Energy	947	662
International
Exploration and Production	347	615
Supply	25	61
Distribution	1	2
Gas and Energy	25	2
Distribution	52	68
Corporate	199	172

	6,330	6,097

19. Acquisitions

a) Ipiranga current developments and restructuring of the petrochemical companies with Braskem

On March 6, 2009, the Board of Directors of Petrobras and BR Distribuidora authorized the transfer of the interests in Alvo and IASA, through a capital increase corresponding to the net equity of these companies.

On April 9, 2009, the Special General Shareholders' Meeting of BR Distribuidora approved the proposed capital increase in the amount of US$290, thus concluding the process for transfer of Alvo and IASA, which became subsidiaries of BR Distribuidora.

19. Acquisitions (Continued)

a) Ipiranga current developments and restructuring of the petrochemical companies with Braskem (Continued)

a.1) Braskem Investment Agreement

On November 30, 2007, an investment agreement was signed between Braskem, Odebrecht, Petrobras, Petroquisa and Norquisa, by which it was agreed that some petrochemical assets held by Petrobras and Petroquisa would be integrated in Braskem in exchange for a participation interest in Braskem. On May 14, 2008, an addendum to the investment agreement was made dividing the exchange transaction into two stages.

The first stage was completed on May 30, 2008, whereby Petrobras and Petroquisa transferred to Braskem the following participation interests: (i) 37.30% of the voting and total capital of Copesul; (ii) 40% of the voting and total capital of IPQ; (iii) 40% of the voting and total capital of IQ; (iv) 40% of the voting and total capital of Petroquímica Paulínia (PPSA), in exchange for 21.9% of the voting capital and 16,3% of the total capital of Braskem. The exchange transaction was based on the fair value of the participation interest exchanged.

Initiating the implementation of the second stage, on April 7, 2009 Braskem and Petroquímica Triunfo (Triunfo) executed a protocol and justification for merger of Triunfo by Braskem, through which Braskem takes over the net assets of the equity of Triunfo and will also succeed in all its rights and obligations, through issuing Braskem's preferred A class shares to the shareholders of Triunfo.

The merger also received the necessary corporate approvals of Petroquisa and Petrobras, direct and indirect parent companies, respectively, of Triunfo.

On May 5, 2009, the Special General Shareholders' Meeting of Triunfo S.A. approved the merger of the aforementioned company by Braskem, in the terms of the Protocol and Justification for merger executed on April 7, 2009. Upon conclusion of the transaction, Petroquisa will hold 31.0% of the voting capital and 25.4% of the total capital of Braskem.

19. Acquisitions (Continued)

b) Acquisition of distribution interests in Chile

On April 30, 2009, Petrobras, through its wholly owned subsidiaries Petrobras Venezuela Investments & Services B.V. e Petrobras Participaciones, S.L., located in the Netherlands and Spain, respectively, concluded the process for the acquisition of the distribution and logistics businesses of ExxonMobil in Chile, with the payment of approximately US$400.

With this acquisition, Petrobras has guaranteed its participation in the Chilean fuel distribution market with a network of around 230 service stations, an interest in six distribution terminals, four of which are its own and two of which are joint ventures, and a 22% interest in the company Sociedad Nacional de Oleodutos and a 33.3% interest in the company Sociedad de Inversiones de Aviación.

20. Subsequent Events

a) Sale option of the Pasadena refinery by Astra

In a preliminary decision handed down on April 10, 2009, in the existing arbitration process between Petrobras America Inc - PAI and others and Astra Oil Trading NV - ASTRA and others, which is in progress in accordance with the arbitration rules of the International Centre for Dispute Resolution, the exercise of the put option exercised by ASTRA with respect to PAI of the remaining 50% of the shares of ASTRA in Pasadena Refinery Systems Inc. ("PRSI"), a company which holds interests in the Pasadena refinery, and in its related trading company, both with operational offices in Texas, was considered as valid. The operating, management and financial responsibilities have already been transferred to PAI, based on this preliminary decision of October 24, 2008.

According to the decision on April 10, the amount to be paid by PAI for the remaining 50% shareholding interest in the refinery and in the trading company in Pasadena was fixed at US$466. The payment will be made in three installments, the first in the amount of US$296 (originally due on April 27, 2009, according to the decision) and the following two payments in the amount US$85 each, with due dates fixed by the arbitrators for September 2009 and September 2010. ASTRA presented a request for clarification to the arbitration panel on certain points of the decision.

In March 2009, a loss was recognized in the amount of US$147, corresponding to the difference between the fair value of the net assets and the value defined by the arbitration panel.

20. Subsequent Events (Continued)

b) Export Credit Notes - NCE

On April 20, 2009, Petrobras took out financing of US$216 and US$86 from Banco do Brasil. The operation was made feasible through the issue of Export Credit Notes (NCE), the exclusive purpose of which was to increase Petrobras' exports of oil and oil products. This transaction was negotiated with the following conditions:

• Term: Maturity of the principal on April 7, 2011 and maturity of the payments of the financial charges half-yearly as from November 7, 2009;

• Interest rate: 113% of average rate of CDI + Flat Fee of 0.85%;

• Prepayment clause as of 180 days of the drawdown;

• Exemption of Tax on Financial Operations IOF (Tax on Financial Operations) upon proof of the export transactions; and

• Waiver of the guarantees.

c) Lines of Credit for PifCo

• On April 20, 2009 Petrobras International Finance Company - PifCo used US$1,000 of a line of credit maturing in April 2011. The initial rate of interest is six-month LIBOR + 3.125% p.a., with half-yearly payments. PifCo will use these funds to finance operations originating from exports of Petrobras' oil.

• On May 18, 2009, PifCo drewdown US$1,000 in a line of credit due on May 9, 2011. The Line bear interest at an initial rate of 6-Month Libor plus 2.65% per annum, payable semi-annually. PifCo will use the proceeds to finance oil exports from Petrobras.

d) Approval of Financing by the Export-Import Bank of the United States

On April 29, 2009 the Export-Import Bank of the United Stated (U.S. Ex-Im Bank) approved a line of financing for Petrobras in the amount of US$2,000.

The amount financed can be drawn in different stages during the next two years, in accordance with the importing of goods and services, with a maximum term of payment of 10 years for each drawdown.

This approval reinforces the diversity of options of financing sources with which Petrobras can operate in order to finance its Investment Plan.

20. Subsequent Events (Continued)

e) Purchase option of Marlim Participações

On April 30, 2009, the executive committee of Petrobras approved the exercise of the purchase option by the Company of 100% of the capital of the company Marlim Participações S.A. (Marlimpar). The price for exercising the option will be US$0.302 (R$700 - seven hundred Reais), as established in the Option Agreement for the Purchase of Shares of Project Marlim.

Marlimpar holds full control of Companhia Petrolífera Marlim (CPM), a specific purpose entity created for the development of the production of petroleum from the Marlim Field, "Project Marlim". The acquisition of Marlimpar occurs after the full amortization of the investments of each one of the shareholders in Project Marlim, as well as after total fulfillment of all the financial obligations of Marlimpar and CPM.

After the transfer of the shares of Marlimpar, Petrobras will perform all the necessary corporate acts to indicate the new administrators of the companies and will present the request for cancellation of the registrations of publicly-held companies of Marlimpar and CPM to the Brazilian Securities Commission (CVM).

f) Contracting of a Credit Line Worth with China Development Bank

On May 19, 2009, Petrobras entered into a bilateral loan agreement with China Development Bank in the amount of U.S.$10 billion. The loan will mature in 10 years and the proceeds will be used to finance the Company's 2009-2013 Business Plan and to finance the acquisition of goods and services from Chinese companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.